IRANNOTICE

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

May 23, 2013

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen

Pursuant to section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that British Telecommunications plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2013, which was filed with the US Securities and Exchange Commission on May 23, 2013.

Respectfully submitted,

British Telecommunications plc

/s/ Heather Brierley

Heather Brierley

Company Secretary

British Telecommunications plc Registered Office 81 Newgate Street, London EC1A 7AJ Registered in England no. 1800000 BT is an ISO 9001 Registered Company www.bt.com